EXHIBIT 99.1

Telkom SA Limited

(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
(“Telkom”)

Appointment of director

Telkom announces the appointment with effect from the 29 July 2005, of Mr Sibusiso Luthuli as non-executive director of the Company. Mr Luthuli is a qualified chartered accountant and is currently the Managing Director of Ithala Limited, a provincial development corporation, with the purpose of promoting, supporting and facilitation of social and economic development in Kwazulu-Natal.

Telkom further announces that the term of Ms Nomazizi Mtshotshisa as a director of the Company has been renewed with effect from 1 August 2005

Johannesburg

1 August 2005